UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Enclosure: A press release dated October 13, 2023 announcing the appointment of Dr. Ali Taha Koç as CEO of Turkcell.

Istanbul, October 13, 2023

Announcement Regarding the CEO Appointment

Our Company's Board of Directors has unanimously decided to appoint Dr. Ali Taha Koç as Turkcell Chief Executive Officer, effective from October 13, 2023.

Dr. Ali Taha Koç was born in Ankara in 1980. He completed his undergraduate degree in 2001 at Bilkent University, Department of Electrical and Electronics Engineering with full scholarship. Afterwards, he received his master's and doctorate degrees in the Department of Electrical Engineering at University of Texas at Dallas, both with full scholarships. Dr. Ali Taha Koç joined Intel in 2006 as a research and development (R&D) engineer in the USA. During his tenure at Intel, he developed 61 patents, published 23 scientific articles, and developed and managed several international projects. In 2013, he became one of the 10 awarded engineers who developed the most patents at Intel. After returning to Türkiye in 2014, he started to work as the Chief Counsellor of the Prime Ministry and in the same year he was appointed as the Head of Information Technologies of the Presidency. During his tenure at the Presidency, he also managed the formation of the State Information Coordination Center (SICC) in the Presidency Security Policies Department, and started the information flow from all ministries and security units to the Presidency. Koç was appointed as the Head of Digital Transformation Office on 12 September 2018. Besides his duties at the Presidency, he also served as a board member of Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş. (Türksat Satellite Communications Cable TV and Business Inc.). Koç teaches graduate and doctorate courses at the Department of Electrical and Electronics Engineering at Bilkent University. He is also a licensed pilot, fluent in English and married with one child.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 13, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 13, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer